                                                                      EXHIBIT 11


                 SUMMARY OF CALCULATIONS OF EARNINGS PER SHARE

              For the Years Ended December 31, 1993, 1994 and 1995


I. EARNINGS PER SHARE--PRIMARY CALCULATION


                                                 1993           1994          1995
                                                -------       -------       --------
A. Net income (loss)                            $25,714       $30,277       $19,653
                                                =======       =======       =======

   Weighted average common shares
    outstanding                                  23,146        23,275        23,104

   Average common share equivalents
    outstanding:
      Treasury share impact of Publicis
       shares                                    (1,155)       (1,176)         (978)
      Stock options                                 416           579           416
      Contingent issuances (Note 1)                  --            --            --
                                                -------       -------       -------

B. Weighted average common and common
    equivalent shares outstanding                22,407        22,678        22,542
                                                =======       =======       =======

C. Net income (loss) per share                  $  1.15       $  1.34       $   .87
                                                =======       =======       =======

General Note: All share and per share amounts have been restated to reflect the two-for-one stock split which occurred on February 17, 1995.

Note 1 - There are no such common shares issuable for the years presented. As a result, presentation of an earnings per share calculation on a fully diluted basis is inapplicable.